Filed by Spectrum Brands Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Spectrum Brands Holdings, Inc.

Commission file number 001-34757

To all employees:

I am pleased to tell you that our Board of Directors (acting through a special committee of independent directors) and the Board of our controlling shareholder, HRG Group, have reached an agreement which would result in a non-controlled, independently governed Spectrum Brands and should meaningfully increase the free float and trading liquidity in our common stock.

Spectrum is also going through a period of rapid transformation involving the planned reallocation of approximately $3.6 billion of gross capital and we are excited to emerge a faster growing, higher margin company with a significantly stronger balance sheet. We look forward to having the flexibility to redeploy a large amount of capital into share repurchases and highly accretive acquisitions, as opportunities present themselves. When the HRG deal is behind us, the company will refocus and redouble its efforts to restoring and sustaining stronger organic growth across our remaining four businesses and resuming our nearly 10-year track record of serving our investors with exceptional shareholder value creation.

We have come a long way since 2009, but I’m genuinely more excited today than at any time in the past about both the opportunity set we have in front of us and the future of Spectrum Brands. In the coming months you will be hearing more about how we intend to serve our customers, our employees and our stakeholders like never before. Stay tuned.

Sincerely,

Dave Maura

Additional Information and Where You Can Find It

In connection with the proposed transaction, Spectrum Brands and HRG will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Spectrum Brands and HRG and that also will constitute a prospectus for the HRG shares being issued to Spectrum Brands’ stockholders in the proposed transaction. Spectrum Brands and HRG also may file other documents with the SEC regarding the proposed transaction. This letter is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Spectrum Brands and HRG may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SPECTRUM BRANDS AND HRG ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Spectrum Brands and HRG through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Spectrum Brands or HRG at the following:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: Investor Relations

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Investor Relations

This letter is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This letter is not a substitute for the prospectus or any other document that Spectrum Brands and HRG may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Spectrum Brands, HRG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Spectrum Brands’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Spectrum Brands’ Form 10-K for the year ended September 30, 2017, as amended, which is on file with the SEC. Information regarding HRG’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in HRG’s Form 10-K for the year ended September 30, 2017, which is filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain matters discussed in this letter may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transaction on the expected terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of Spectrum Brands’ and HRG’s stockholders, including Spectrum Brands’ stockholders other than HRG; (2) any delay or inability of the combined company to realize the expected benefits of the transaction; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the risk of unexpected significant transaction costs and/or unknown liabilities; (6) potential litigation relating to the proposed transaction; (7) the outcome of Spectrum Brands’ previously announced transaction to sell the Global Battery and Lighting Business and exploration of strategic options for Spectrum Brands’ Appliances business, including uncertainty regarding consummation of any such transaction or transactions and the terms of such transaction or transactions, if any, and, if consummated, Spectrum Brands’ ability to realize the expected benefits of such transaction; (8) the impact of actions taken by significant stockholders; (9) the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities; (10) the potential disruption to Spectrum Brands’ or HRG’s business or diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transaction, the previously announced transaction to sell Spectrum Brands’ Global Battery and Lighting Business, in connection with the strategic options for Spectrum Brands’ Appliances business or otherwise; and (11) general economic and business conditions that affect the combined company following the transaction. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the combined securities filings of Spectrum Brands and SB/RH Holdings, LLC, including their most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of HRG, including its most recently filed Annual Report on Form 10-K.

Spectrum Brands also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Spectrum Brands undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.